Hogan Lovells US LLP
One Tabor Center, Suite 1500
1200 Seventeenth Street
Denver, CO 80202
T +1 303 899 7300
F +1 303 899 7333
www.hoganlovells.com

David R. Crandall
Direct: +1 303 454 2449
david.crandall@hoganlovells.com

December 3, 2015

Via EDGAR & Federal Express

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Mail Stop 3233
Attn:	Kim McManus
Senior Attorney, Office of Real Estate and Commodities

Re:	Lightbridge Corporation
Form 10-K and 10-K/A for the Fiscal Year Ended December 31, 2014
Filed March 25, 2015 and April 30, 2015
File No. 001-34487

Ladies and Gentlemen:

On behalf of Lightbridge Corporation (“Lightbridge” or the “Company”), set forth below are responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 18, 2015, with respect to the above-referenced filings. To address the Staff’s comments, on November 23, 2015, the Company filed an amendment to its Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “Amended Form 10-K”).

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the response. The responses provided herein are based on discussions with, and information furnished by, the Company and its advisors.

The undersigned is responding separately to comments from the Staff concerning the Registration Statement on Form S-1 (File No. 333-207507) filed by the Company on October 19, 2015. The Company has requested confidential treatment for certain exhibits filed in response to comment 2 below, and respectfully requests the Staff’s review and action upon the confidential treatment request by December 14, 2015.

Hogan Lovells US LLP is a limited liability partnership registered in the District of Columbia. “Hogan Lovells” is an international legal practice that includes Hogan Lovells US LLP and Hogan Lovells International LLP, with offices in: Alicante Amsterdam Baltimore Beijing Brussels Caracas Colorado Springs Denver Dubai Dusseldorf Frankfurt Hamburg Hanoi Ho Chi Minh City Hong Kong Houston Johannesburg London Los Angeles Luxembourg Madrid Mexico City Miami Milan Monterrey Moscow Munich New York Northern Virginia Paris Philadelphia Rio de Janeiro Rome San Francisco São Paulo Shanghai Silicon Valley Singapore Tokyo Ulaanbaatar Warsaw Washington DC Associated offices: Budapest Jakarta Jeddah Riyadh Zagreb. For more information see www.hoganlovells.com

United States Securities and Exchange Commission
Ms. Kim McManus
December 3, 2015

Form 10-K filed March 25, 2015

General

1.

You indicated by check mark that you have not filed reports required to be filed by Section 13 and 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months. Please tell us which Exchange Act reports you failed to file during the referenced time period.

RESPONSE:

The Company checked the incorrect box on the cover of the Form 10-K filed on March 25, 2015. As of the date of the filing of the Form 10-K on March 25, 2015, the Company had filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months and had been subject to such filing requirements for the past 90 days. In connection with filing Amendment No. 1 to the Form 10-K filed on April 30, 2015, the Company noted that the incorrect box had been checked on the original Form 10-K and checked the correct box on Amendment No. 1 to the Form 10-K. The Company has also checked the correct box on the Amended Form 10-K filed on November 23, 2015.

Consulting Business Segment, page 5

2.

We note your disclosure on page 30 that, “all of our revenue for the years ended December 31, 2014 and 2013 is from our consulting services business segment.” Please tell us why you have not filed the referenced material contracts as exhibits to the Form 10-K. Refer to Item 601(b)(10) of Regulation S-K.

RESPONSE:

The Company respectfully submits that none of the consulting agreements are “material contracts” within the meaning of Item 601(b)(10) of Regulation S-K. While all of the Company’s revenue in fiscal years 2014 and 2013 was derived from consulting services, the main focus of the Company’s business is its nuclear fuel technology business segment, and the consulting services are intended solely to help defray the costs of the nuclear fuel technology business segment, as disclosed on page 7 of the Amended Form 10-K. The consulting agreements are not material to the Company’s business because the consulting services business segment is not material to the Company and its future prospects.

Even if the consulting agreements were material to the Company, the consulting agreements were made in the ordinary course of business. The sole business of the consulting services business segment is to provide consulting services, and the consulting agreements are such as ordinarily accompanies the kind of consulting business conducted by the Company. Further, the Company is not substantially dependent upon any of the consulting agreements, and none of the other criteria set forth in Item 601(b)(10)(ii)(A) – (D) is applicable. Accordingly, the consulting agreements are not “material contracts” within the meaning of Item 601(b)(10) of Regulation S-K and the Company is not required to file such agreements.

However, solely for the purpose of resolving the Staff’s comments, the Company has filed all consulting agreements contributing more than 10% of revenues in either of fiscal years 2014 or 2013 as Exhibits 10.13 through 10.27 of the Amended Form 10-K filed on November 23, 2015. Several of the consulting agreements (specifically, Exhibit Nos. 10.13, 10.18, 10.19, 10.20, 10.21, 10.22, 10.23, 10.24, 10.25 and 10.27) contain competitively sensitive provisions, and the Company has requested confidential treatment for such provisions. The Company has requested the Staff’s review and action upon the confidential treatment request by December 14, 2015, following which the Company intends to request acceleration of the effectiveness of the Registration Statement on Form S-1 (File No. 333-207507) filed by the Company on October 19, 2015, which the Company intends to amend on or about December 4, 2015.

United States Securities and Exchange Commission
Ms. Kim McManus
December 3, 2015

Acknowledgement

We hereby inform you on behalf of the Company that the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (303) 454-2449 if you have any questions or would like any additional information

Sincerely,

/s/ David R. Crandall

David R. Crandall

cc:	Seth Grae, President & CEO, Lightbridge Corporation
Linda Zwobota, CFO & Treasurer, Lightbridge Corporation